Exhibit 12
VERSO PAPER HOLDINGS LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Predecessor Combined			Successor Consolidated
(In thousands, except ratio)	Year Ended December 31, 2004	Year Ended December 31, 2005	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Earnings:
Income (loss) from continuing operations	$(21,273)	$45,463	$17,751	$(1,832)	$(81,269)	$(39,151)	$(8,820)	$63,368
Amortization of capitalized interest	8,707	8,681	5,005	-	18	103	70	112
Capitalized interest	(1,922)	(225)	(338)	(206)	(1,247)	(1,408)	(1,226)	(486)
Fixed charges	23,165	20,049	9,420	49,424	117,038	106,629	79,305	86,317
Earnings adjusted for fixed charges	$8,677	$73,968	$31,838	$47,386	$34,540	$66,173	$69,329	$149,311

Fixed charges:
Interest expense	$15,955	$14,823	$8,414	$48,741	$113,881	$103,200	$76,577	$84,047
Capitalized interest	1,922	225	338	206	1,247	1,408	1,226	486
Portion of rent expense representative of interest(1)	5,288	5,001	668	477	1,910	2,021	1,502	1,784
Total fixed charges	$23,165	$20,049	$9,420	$49,424	$117,038	$106,629	$79,305	$86,317

Ratio of earnings to fixed charges	0.37	3.69	3.38	0.96	0.30	0.62	0.87	1.73

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE

Total rent expense(2)	$16,025	$15,154	$2,023	$1,445	$5,789	$6,123	$4,551	$5,407
Estimated percentage	33%	33%	33%	33%	33%	33%	33%	33%
Estimated interest within rental expense	$5,288	$5,001	$668	$477	$1,910	$2,021	$1,502	$1,784

Deficiency	$(14,488)			$(2,038)	$(82,498)	$(40,456)	$(9,976)

(1)	One third of rent expense is deemed to be representative of interest.
(2)	Gross rent expense